UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the “Company”), dated January 17, 2012, announcing the Company's entry into a fixed rate time charter agreement for the M/V Calm Seas with Intermare Transport GMBH.

Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company, dated January 17, 2012, announcing that the Company has been notified by Deiulemar Compagnina di Navigazione SpA ("Dieulemar") that Dieulemar will seek to modify the terms of its existing charter with the Company for the M/V Friendly Seas.

This Report on Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-164370) and prospectus supplement filed with the U.S. Securities and Exchange Commission on October 12, 2010, with the exception of the comments of Michael Bodouroglou contained in the third paragraph of Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: January 17, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING ANNOUNCES
NEW EMPLOYMENT FOR A PANAMAX BULKCARRIER

ATHENS, Greece (January 17, 2012) - Paragon Shipping Inc. (NYSE: PRGN) (“Paragon Shipping” or the “Company”), a global shipping transportation company specializing in drybulk cargoes, announced today that it has entered into a fixed rate time charter agreement for its Vessel, M/V Calm Seas, with Intermare Transport GMBH.

The M/V Calm Seas, a 1999 build, 74,047 dwt Panamax bulkcarrier, has been fixed to Intermare for a period of 19 to 24 months at a gross daily rate of $11,800. As a result, the Company’s fixed revenue days have now increased to 94% from 89% in 2012, to 73% from 66% in 2013 and to 38% from 37% in 2014 based on latest redelivery dates. The new time charter contract is anticipated to contribute approximately $6.8 million of gross revenues to the Company.

Commenting on these developments Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "We are pleased to announce this new chartering agreement with a respected charterer in the industry. The new agreement was concluded at a competitive rate and increases our charter coverage at these challenging times."

About Paragon Shipping
Paragon Shipping is a Marshall Islands-based international shipping company with executive offices in Athens, Greece specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of ten drybulk vessels with a total carrying capacity of 704,772 dwt. In addition, Paragon Shipping entered into contracts for the construction of four Handysize drybulk carriers that are scheduled to be delivered in 2012 and two 4,800 TEU Containerships that are scheduled to be delivered in 2013 and, as a result, will increase the fleet size to fourteen drybulk vessels with a total carrying capacity of 853,572 dwt and two Containerships with a total carrying capacity of 9,600 TEU.
For more information, visit: www.paragonship.com. The information contained on the Company’s website does not constitute part of this press release.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include without limitation the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts
Paragon Shipping Inc.
info@paragonship.com

Allen & Caron Inc.
Rudy Barrio
r.barrio@allencaron.com
(212) 691-8087

Exhibit 99.2

PARAGON SHIPPING ANNOUNCES
RECEIPT OF REQUEST TO RENEGOTIATE CHARTER

ATHENS, Greece (January 17, 2012) - Paragon Shipping Inc. (NYSE: PRGN) (“Paragon Shipping” or the “Company”), announced today that it has been notified by Deiulemar Compagnina di Navigazione SpA, the charterer of the M/V Friendly Seas, a 2008 built 58,779 dwt Supramax bulkcarrier, (the “Charterer”) that it will seek to modify the terms of the existing charter, which has a remaining duration of about 27 months (assuming earliest redelivery) at a gross daily rate of $ 33,750.  The Company has asked more information from the Charterer in order to evaluate its request. The vessel currently continues to operate under the time charter.

About Paragon Shipping
Paragon Shipping is a Marshall Islands-based international shipping company with executive offices in Athens, Greece specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of ten drybulk vessels with a total carrying capacity of 704,772 dwt. In addition, Paragon Shipping entered into contracts for the construction of four Handysize drybulk carriers that are scheduled to be delivered in 2012 and two 4,800 TEU Containerships that are scheduled to be delivered in 2013 and, as a result, will increase the fleet size to fourteen drybulk vessels with a total carrying capacity of 853,572 dwt and two Containerships with a total carrying capacity of 9,600 TEU. For more information, visit: www.paragonship.com. The information contained on the Company’s website does not constitute part of this press release.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include without limitation the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts
Paragon Shipping Inc.
info@paragonship.com

Allen & Caron Inc.
Rudy Barrio
r.barrio@allencaron.com
(212) 691-8087